UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Peter Macdonald 6561 Irvine Center Drive Irvine, CA 92618 (949) 470-6237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,155,295[1]
	8.	SHARED VOTING POWER 176,031,582[2]
	9.	SOLE DISPOSITIVE POWER 3,155,295[1]
	10.	SHARED DISPOSITIVE POWER 176,031,582[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,187,147[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.6%[3]
14.	TYPE OF REPORTING PERSON (see instructions) IN
1 Represents shares of Class A Common Stock of the Issuer.
2 Represents shares of Class C Common Stock that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer.
3 Based on 43,594,694 shares of the Issuer’s Class A Common Stock outstanding on March 17, 2022, as reported in the Issuer’s Form 10-K for the year ended December 31, 2021, and calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock. If such calculation were based on the assumption that all Class C Common Stock and all of the Issuer's Class D Common Stock that are convertible (together with an equivalent number of Common Units) at any time on a one-for-one basis into shares of Class A Common Stock of the Issuer, were converted into Class A Common Stock, the Reporting Person’s beneficial ownership would be 55.8%.

CUSIP No. 53946R106	13D	Page 3 of 6 Pages
Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”), including shares of Class A Common Stock that are issuable upon conversion of the Issuer’s Class C common stock, $0.001 par value per share (“Class C Common Stock”). Amendment No. 1 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 1, the “Statement”) and is being filed to describe certain arrangement entered into effective April 21, 2022. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

As stated in the Original Filing, this Statement relates in part to securities held by (collectively, the “Class C Stockholders” or “Hsieh Stockholders”): (i) JLSSAA Trust, established September 4, 2014, (ii) JLSA, LLC, (iii) Trilogy Mortgage Holdings, Inc., (iv) Trilogy Management Investors Six, LLC (“Trilogy Six”), (v) Trilogy Management Investors Seven, LLC (“Trilogy Seven”) and Trilogy Management Investors Eight, LLC (“Trilogy Eight”).
Item 2.  Identity and Background.
(c) As of the date of this Amendment No. 1, the Reporting Person has ceased to be the Chief Executive Officer of the Issuer and has become Executive Chairman of the Issuer.
Item 4.  Purpose of Transaction.
The penultimate paragraph of Item 4 of the Original Filing is hereby deleted and amended and restated as set forth below:

As a result of the Reporting Person ownership and control of the shares described herein, the Reporting Person is in a position to control the outcome of certain matters submitted to the holders of Class A Common Stock of the Issuer or within the powers of the holders of Class A Common Stock of the Issuer, including, but not limited to the nomination and election of directors, charter and bylaw amendments, and mergers and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the investment in the Issuer. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and intends to use his position as a shareholder and director to influence the operations, business and management of the Issuer and to take such actions as he deems appropriate in light of the circumstances.

The information in Item 6 of this Amendment No. 1 is incorporated by reference herein.
Item 5.  Interest in Securities of the Issuer.
(a)The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 43,594,694 shares of the Issuer’s Class A Common Stock outstanding on March 17, 2022, as reported in the Issuer’s Form 10-K for the year ended December 31, 2021.

By virtue of the relationship among the Reporting Person and the Class C Stockholders described in Item 2, the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

CUSIP No. 53946R106	13D	Page 4 of 6 Pages

(b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 10 of the cover page hereto is incorporated by reference herein and is as of the date hereof.

(c) The Reporting Person has effected, or may be deemed to have effected, the following transactions in shares of Common Stock during the past 60 days:
•On March 1, 2022, 2,068,796 common units of LD Holdings Group LLC (“Common Units”) held by Trilogy Six and 25,460 Common Units held by Trilogy Seven were exchanged for shares of Class A Common Stock and corresponding shares of Class C Common Stock were cancelled on a one-for-one basis. The foregoing transactions were effected on behalf of certain persons who held indirect pecuniary interests in Trilogy Six and Trilogy Seven, and the shares of Class A Common Stock issued upon such exchanges were distributed directly to such persons. The Reporting Person disclaims all pecuniary interest with respect to the securities so exchanged, cancelled or distributed in connection with such transactions.

•On March 29, 2022, the Issuer granted to the Reporting Person 123,525 restricted stock units (“RSUs”) and 370,575 performance share units (“PSUs”). Each RSU represents a contingent right to receive, at settlement, one share of Class A Common Stock or, at the option of the Compensation Committee of the Board, the cash value of one share of Class A Common Stock. The RSUs are scheduled to vest as follows: 30,881 on each of 7/28/22, 7/28/23 and 7/28/24 and 30,882 on 7/28/25. Within 30 days following each vesting date (provided such date does not fall during a blackout period), Issuer will deliver the number of shares of Class A Common Stock that correspond to the number of RSUs that vested or, at the discretion of the Compensation Committee, its cash equivalent. Each PSU represents a contingent right to receive one share of Issuer’s Class A Common Stock. The PSUs vest on the 4th anniversary of the grant date in proportion to specified stock price hurdles being achieved by the Issuer’s Class A Common stock.

•On April 1, 2022, 1,250,428 Common Units held by Trilogy Six and 8,879 Common Units held by Trilogy Seven were exchanged for shares of Class A Common Stock and corresponding shares of Class C Common Stock were cancelled on a one-for-one basis. The foregoing transactions were effected on behalf of certain persons who held indirect pecuniary interests in Trilogy Six and Trilogy Seven, and the shares of Class A Common Stock issued upon such exchanges were distributed directly to such persons. The Reporting Person disclaims all pecuniary interest with respect to the securities so exchanged, cancelled or distributed in connection with such transactions.

The information in Item 6 of this Amendment No. 1 is incorporated by reference herein.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Amended and Restated Stockholders Agreement

As previously reported, the Reporting Person (through the Hsieh Stockholders), the Issuer, the Class C Stockholders and the Parthenon Stockholders entered into a stockholders agreement (the “Stockholders Agreement”) in connection with loanDepot’s initial public offering. Effective April 21, 2022, the parties to the Stockholders Agreement entered into an Amended and Restated Stockholders Agreement (the “A&R SHA”).

Pursuant to the A&R SHA:

a.The parties thereto have agreed to (i) increase the size of the Issuer’s Board of Directors (the “Board”) from seven members to eight members, (ii) cause the Issuer’s chief executive officer (currently Frank Martell) to be named as a member of the Board, (iii) cause John Lee to be named as a director to replace Mr. Mike Linton and as a member of the Issuer’s Governance and Nominating Committee and Compensation Committee, and (iv) vote shares of the Issuer in favor of the election of Brian P. Golson, Anthony Hsieh and John C. Dorman as Class III directors at the Issuer’s 2022 Annual Meeting of Shareholders. The parties continue to have obligations with respect to the election of directors as summarized in the Original Filing.

CUSIP No. 53946R106	13D	Page 5 of 6 Pages
a.The Issuer also agreed not to appoint a lead director or lead independent director without the consent of the Hsieh Stockholders for so long as the Hsieh Stockholders are a party to the A&R SHA.

a.The Issuer has granted the Hsieh Stockholders pro rata participation rights, for so long as they remain party to the A&R SHA, pursuant to which if the Issuer issues new securities the Hsieh Stockholder are entitled to purchase, at the same price and on the same terms, a portion of such new securities that would allow them to maintain their total combined voting power of the Class A Common Stock (whether such power is held directly or indirectly). Certain issuances of new securities are exempt from the participation right, including issuances of Class A Common Stock in connection with a stock dividend or stock split, Class A Common Stock upon exchange or conversion of securities outstanding on April 20, 2022, employee compensation issuances and issuances in connection with certain business acquisitions.

This summary of the A&R SHA is qualified in its entirety by reference to the text of the Stockholders Agreement which is incorporated by reference as Exhibit 2 hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.3 to loanDepot’s Form 8-K filed April 26, 2022).

CUSIP No. 53946R106	13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Macdonald, as Attorney-in-Fact for Anthony Li Hsieh
Anthony Li Hsieh

April 26, 2022